Exhibit 99.1

New Gold Announces Closing of $500 Million Senior Notes Offering

(All figures are in US dollars unless otherwise indicated)

November 14, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces the closing of its private offering of $500 million aggregate principal amount of 6.25% Senior Notes due 2022 (the “Notes”). New Gold intends to use the net proceeds of the Notes for general corporate purposes.

“To be able to significantly increase our financial flexibility, in this historically low interest rate environment and without issuing a share, is a great result for our company,” stated Brian Penny, Chief Financial Officer. “As we have done historically, New Gold will look for opportunities to put this capital to use in a manner that is value enhancing for the company.”

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks discussed in the risk factors section in New Gold’s latest annual information form available under New Gold’s SEDAR profile at www.sedar.com. Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com